Exhibit 16.1

May 28, 2013

NuZee, Inc.
7940 Silverton Ave, #109

San Diego, CA 92126

To the Board of Directors of NuZee, Inc.:

We were previously principal accountants for NuZee, Inc. and, under the date of April 10, 2013, we reported on the financial statements of NuZee, Inc. as of September 30, 2012 and for the period from November 9, 2011 (Inception) through September 30, 2012. On May 28, 2013, our appointment as principal accountants was dismissed. We have read NuZee’s statements included under Item 4.01 of its Form 8-K dated May 28, 2013 and we agree with such statements.

We have no basis to agree or disagree with the other statements included in such Form 8-K.

Very truly yours,

/s/ Anton & Chia, LLP

cc:	Securities and Exchange Commission Washington, D.C. 20549